UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
1. Name and Address of Reporting Person
   Mitchell Eggers
   6841 Mercer Way
   Mercer Island, WA  98040

2. Issuer Name and Ticker or Trading Symbol
   ASPI Europe Inc. (ASPQ)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Former Director

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |3/25/ |A   | |50200             |A  |(2)        |50200              |D     |                           |
                           |2002  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |               |Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |               |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|   A   |   D   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Options         |$5.00   |02/05| D  | |       |25000  |05/10|05/10|Common Stock|25000  |       |0           |D  |            |
(right to buy)        |        |2002 |    | |               |2000 |2004 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options         |$2.00   |02/05| D  | |       |50000  |(1)  |07/05|Common Stock|50000  |       |0           |D  |            |
(right to buy)        |        |2002 |    | |       |       |     |2006 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options         |$1.64   |02/05| D  | |       |50000  |11/06|11/06|Common Stock|50000  |       |0           |D  |            |
(right to buy)        |        |2002 |    | |       |       |2001 |2006 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Options to purchase 50,000 shares with an exercise price of $2.00 per share, of which 25,000 options were exercisable on January 5, 2002 and 25,000 options were exercisable on July 5, 2002.
(2) Issued a total of 50,200 common shares to settle outstanding debt of $50,200 at the effective conversion price of $1.00 per share.



                                /s/ Mitchell Eggers              April 2, 2002
                               -----------------------------     --------------
                                Signature of Reporting Person     Date